UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

TURKCELL ILETISIM HIZMETLERI A.Ş.
(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)

900111204
(CUSIP Number)

Jonathan Muir
Letterone Investment Holdings S.A.
1-3 Boulevard de la Foire
L-1528
Luxembourg
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020
(Date of Event which Requires Filing of this Statement)

With copies to:

Sally Pryce	Lorenzo Corte
Letterone Technology (UK) LLP	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Devonshire House, One Mayfair Place	40 Bank Street
London W1J 8AJ	London E14 5DS
United Kingdom	United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 900111204	Schedule 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IMTIS Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 545,600,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 545,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Mobile Telecom Investment Stichting Administratiekantoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 545,600,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 545,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L1T UB Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfa Telecom Turkey Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings (Cyprus) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Letterone Core Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Letterone Investment Holdings S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A	Page 11 of 17 Pages

AMENDMENT NO. 17 TO SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 17 (this “Amendment”) to the Statement on Schedule 13D relates to the ordinary shares, nominal value TRY 1.000 per share of Turkcell Iletisim Hizmetleri A.Ş. (“Turkcell”).  The initial statement on Schedule 13D, previously filed jointly by Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”), Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation on December 5, 2005, as amended (the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of Turkcell is Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No. 20 Kucukyali Ofispark Maltepe, Istanbul, Turkey.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	IMTIS Holdings S.à r.l. (“IMTIS Holdings”);

(ii)	International Mobile Telecom Investment Stichting Administratiekantoor (“IMTIS”);

(iii)	L1T UB Holdings S.à r.l. (“L1T UB Holdings”);

(iv)	Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”);

(v)	ATTL Holdings (Cyprus) Ltd (“ATTL Cyprus”);

(vi)	ATTL Holdings, a société à responsabilité limitée (“ATTL Holdings”);

(vii)	ATTL Holdings UK Limited (“ATTL UK”);

(viii)	Letterone Core Investments S.à r.l. (“LCIS”); and

(ix)	Letterone Investment Holdings S.A. (“LIHS”).

The Reporting Persons

IMTIS Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 19 rue de Bitbourg, L-1273, Luxembourg. The principal business of IMTIS Holdings is to function as a holding company. IMTIS Holdings is the beneficial owner of the 545,600,000 Shares of Turkcell held by it, cumulatively representing 24.8% of the issued and outstanding Shares of Turkcell. Current information concerning the identity and background of the directors and officers of IMTIS Holdings and persons controlling IMTIS Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

IMTIS is a foundation (stichting) incorporated under the laws of the Netherlands, with seat in Amsterdam, the Netherlands, and its registered address at Herikerbergweg 88, 1101CM Amsterdam, the Netherlands. The principal business of IMTIS is to acquire, hold, control and administer shares in IMTIS Holdings (and certain other companies from time to time), and other assets from time to time against the issuance of depositary receipts, in each case for the economic benefit of the depositary receipt holder(s). IMTIS is the sole shareholder of IMTIS Holdings. Due to its nature as a Dutch foundation (stichting), IMTIS is a legal entity (rechtspersoon) that does not have any members or shareholders. Depositary receipts issued by the foundation do not evidence ownership of the foundation,

CUSIP No. 900111204	Schedule 13D/A	Page 12 of 17 Pages

but rather reflect contractual rights of a holder of such depositary receipts in respect of certain shares or other assets. Current information concerning the identity and background of the directors and officers of IMTIS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

L1T UB Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T UB Holdings is to function as a holding company. L1T UB Holdings is the holder of all depositary receipts issued by IMTIS and, as such, it is entitled to the economic benefits of the underlying assets represented by the depositary receipts.

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Cyprus is a Cyprus company, with its principal address at 313, 28th October Avenue, 3105 Limassol, Cyprus. The principal business of ATTL Cyprus is to function as a holding company. ATTL Cyprus is the sole shareholder of Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Cyprus and persons controlling ATTL Cyprus is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company. ATTL Holdings  is the sole shareholder of ATTL Cyprus. Current information concerning the identity and background of the directors and officers of ATTL Holdings and persons controlling ATTL Holdings  is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company. ATTL UK is the sole shareholder of ATTL Holdings and L1T UB Holdings. Current information concerning the identity and background of the directors and officers of ATTL UK and persons controlling ATTL UK is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company. LCIS is the sole shareholder of ATTL UK. Current information concerning the identity and background of the directors and officers of LCIS and persons controlling LCIS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of LCIS. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 900111204	Schedule 13D/A	Page 13 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

IMTIS and IMTIS Holdings used capital contributions (in the case of IMTIS, against the issuance of depositary receipts) and borrowings from L1T UB Holdings and its affiliates, which they may or may not refinance, in whole or in part, with bank or other borrowings, to acquire 545,600,000 Shares of Turkcell, cumulatively representing 24.8% of the issued and outstanding Shares of Turkcell, from TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi (“TVF BTIH”) on October 22, 2020.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following at the end thereof:

On October 21, 2020, the Turkcell General Assembly approved the following amendments to the articles of association of Turkcell:

•          the size of Turkcell’s board of directors has increased from seven members to a total of nine members;

•          15% of the total issued and outstanding Shares of Turkcell, owned by TVF BTIH as the surviving entity from the TH/TVF BTIH Merger, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);

•          a nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of Turkcell (the “Nomination Privilege”);

•          a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (i) five members of the board of directors of Turkcell, and (ii) the chairman of the presiding committee of the general assembly of shareholders (the “Voting Privilege” and, together with the Nomination Privilege, the “Privileges”);

•          all shareholders of Turkcell (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell;

•          the chairman of the board of directors shall be elected amongst the members of the board of directors appointed through the exercise of the Privileges;

•          the meeting quorum requirement of the board of directors of Turkcell requires five directors, and the decision quorum requires the affirmative vote of at least five directors; and

•          so long as the Privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of TCC shall be exercised by two members of the board of directors of Turkcell, including at least one member of the board of directors of Turkcell appointed through the exercise of the Privileges by the holders of Group A Shares.

At Completion of the transactions described in the Amendment No. 16 to the Statement filed on June 19, 2020 (“Amendment No. 16”), which took place on October 22, 2020, among other things:

•          Cukurova Telecom Holdings divested of all of its interest in Turkcell Holding (and, therefore, Turkcell) by selling 241,428,330 ordinary shares, cumulatively representing 52.91% of the issued and outstanding share capital of Turkcell Holding, to TVF BTIH. The total consideration for the sale and purchase of these 241,428,330 ordinary shares in Turkcell Holding was US$2,430,073,592, which was paid by TVF BTIH by way of issue to Cukurova Telecom Holdings of Loan Note 1 and Loan Note 2 in the amount of US$825,497,091 and US$1,604,576,501, respectively; and

CUSIP No. 900111204	Schedule 13D/A	Page 14 of 17 Pages

•          immediately following the merger of Turkcell Holding with and into TVF BTIH, IMTIS Holdings acquired 545,600,000 Shares of Turkcell, cumulatively representing 24.8% of the issued and outstanding Shares of Turkcell, from TVF BTIH. The total consideration for the sale and purchase of these 545,600,000 Shares was US$1,159,053,506, reflecting a price of US$2.124 per Share, which was paid by IMTIS Holdings by way of assignment to TVF BTIH of Loan Note 1 (as previously assigned by Cukurova Telecom Holdings to IMTIS Holdings at the direction of Alfa Telecom Turkey) and Loan Note 3 (representing a cash amount paid into escrow for use by TVF BTIH in connection with the sale and purchase of Telia Finland’s shares in Turkcell Holding) in the amount of US$825,497,091 and US$333,556,415, respectively.

Except as described in this Item 4 and Amendment No. 16, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action of the types described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5.

(a) In its capacity as sole shareholder of IMTIS Holdings, IMTIS may be deemed to be the beneficial owner of the 545,600,000 Shares held by IMTIS Holdings, cumulatively representing 24.8% of the issued and outstanding Shares. IMTIS Holdings is the owner of the 545,600,000 Shares.

(b) In its capacity as sole shareholder of IMTIS Holdings, IMTIS may be deemed to have the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 545,600,000 Shares held by IMTIS Holdings, cumulatively representing 24.8% of the issued and outstanding Shares. By virtue of its direct ownership of the 545,600,000 Shares, IMTIS Holdings has the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, such Shares.

(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

(d) As the holder of all depositary receipts issued by IMTIS, L1T UB Holdings is entitled to the economic benefits (i.e., dividend payments, other distributions and sale proceeds, in each case net of costs and taxes) deriving to IMTIS from the 545,600,000 Shares held by IMTIS Holdings. To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

(e) Following Completion on October 22, 2020, Alfa Telecom Turkey, and its direct and indirect shareholders ATTL Cyprus, ATTL Holdings, ATTL UK, LCIS and LIHS, have ceased to beneficially own more than 5% of the Shares or any other class of equity securities of Turkcell by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey had under the Shareholders Agreement related to Cukurova Telecom Holdings, which terminated on Completion.

IMTIS, IMTIS Holdings, L1T UB Holdings, ATTL UK, LCIS and LIHS may be deemed to constitute a 'person' or 'group' within the meaning of Section 13(d)(3) of the Exchange Act. Each such Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Amendment nor any of

CUSIP No. 900111204	Schedule 13D/A	Page 15 of 17 Pages

its content shall be construed as an admission of such beneficial ownership or that such Reporting Persons constitute a person or group.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit 99.6
Joint Filing Agreement between Alfa Telecom Turkey Limited, ATTL Holdings (Cyprus) Ltd, ATTL Holdings S.à r.l., ATTL Holdings UK Limited, Letterone Core Investments S.à r.l., Letterone Investment Holdings S.A., L1T UB Holdings S.à r.l., International Mobile Telecom Investment Stichting Administratiekantoor and IMTIS Holdings S.à r.l., dated June 17, 2020.*

Exhibit 99.7
Framework Agreement between and among T.C. Ziraat Bankasi A.Ş., Türkiye Varlik Fonu Yönetimi A.Ş., TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi, Letterone Investment Holdings S.A., Alfa Telecom Turkey Limited, IMTIS Holdings S.à r.l., Cukurova Finance International Limited, Cukurova Holding A.Ş., Cukurova Telecom Holdings Limited, Turkcell Holding A.Ş., Sonera Holding B.V. and Telia Finland OYJ, dated June 17, 2020.*

Exhibit 99.8
Deed of Settlement and Mutual Release relating to Turkcell Iletisim Hizmetleri A.Ş., dated as of June 17, 2020, between and among Alfa Telecom Turkey Limited, Letterone Investment Holdings S.A., International Mobile Telecom Investment Stichting Administratiekantoor, IMTIS Holdings S.à r.l., Cukurova Finance International Limited, Cukurova Holding A.Ş., Cukurova Telecom Holdings Limited, Mehmet Emin Karamehmet, Sonera Holding B.V., Telia Finland OYJ, Turkcell Holding A.Ş., Türkiye Varlik Fonu Yönetimi A.Ş., TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi, T.C. Ziraat Bankasi A.Ş. and certain of their affiliates.*

Exhibit 99.9
Share Purchase Agreement, dated as of June 17, 2020, between and among Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Cukurova Finance International Limited, Cukurova Holding A.Ş. and TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi.*

Exhibit 99.10
Share Purchase Agreement, dated as of June 17, 2020, between and among IMTIS Holdings S.à r.l., Alfa Telecom Turkey Limited and TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi.*

Exhibit 99.11
Escrow and Custody Agreement, dated as of June 17, 2020, between and among Citibank, N.A., London Branch and Alfa Telecom Turkey Limited, IMTIS Holdings S.à r.l., Telia Finland OYJ, TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi Ve Ticaret Anonim Şirketi, Cukurova Telecom Holdings Limited and Turkcell Holding A.Ş.*

Exhibit 99.13	Press release issued on October 22, 2020.
* Filed with Amendment No. 16 on June 19, 2020

CUSIP No. 900111204	Schedule 13D/A	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: October 22, 2020	IMTIS HOLDINGS S.À R.L.

	By:	/s/ Nathan Scott Fine
	Name:	Nathan Scott Fine
	Title:	Manager

Date: October 22, 2020	INTERNATIONAL MOBILE TELECOM INVESTMENT STICHTING ADMINISTRATIEKANTOOR

	By:	/s/ Nathan Scott Fine
	Name:	Nathan Scott Fine
	Title:	Director

	By:	/s/ Carla Cico
	Name:	Carla Cico
	Title:	Director

Date: October 22, 2020	L1T UB HOLDINGS S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager

Date: October 22, 2020	ALFA TELECOM TURKEY LIMITED

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Director

Date: October 22, 2020	ATTL HOLDINGS (CYPRUS) LTD

	By:	/s/ Neil Toyer
	Name:	Neil Toyer
	Title:	Director

Date: October 22, 2020	ATTL HOLDINGS S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager

Date: October 22, 2020	ATTL HOLDINGS UK LIMITED

	By:	/s/ Sally Pryce
	Name:	Sally Pryce
	Title:	Director

CUSIP No. 900111204	Schedule 13D/A	Page 17 of 17 Pages

Date: October 22, 2020	LETTERONE CORE INVESTMENTS S.À R.L.

	By:	/s/ Vitalij Farafonov
	Name:	Vitalij Farafonov
	Title:	Class I Director

Date: October 22, 2020	LETTERONE INVESTMENT HOLDINGS S.A.

	By:	/s/ Vitalij Farafonov
	Name:	Vitalij Farafonov
	Title:	Class I Director

ANNEX A

IMTIS Holdings S.à r.l.

IMTIS Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 19 rue de Bitbourg, L-1273, Luxembourg. The principal business of IMTIS Holdings is to function as a holding company.

During the past five years, IMTIS Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining IMTIS Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of IMTIS Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with IMTIS Holdings	Citizenship	Principal Occupation / Business Address(es)

Nathan Scott Fine Manager	USA
CEO and Director of Cyclo Therapeutics, Inc., 6714 NW 16th Street, Gainesville, Florida 32653, USA.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Carla Cico Manager	Italy
Founder and Managing Director of Arneb Partners S.r.l., Via Quintino Sella, 4, Milano 20121, Italy.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Name and Present Position with IMTIS Holdings	Citizenship	Principal Occupation / Business Address(es)

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of IMTIS Holdings’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

International Mobile Telecom Investment Stichting Administratiekantoor

IMTIS is a Dutch foundation (stichting), with seat in Amsterdam, the Netherlands, and its registered address at Herikerbergweg 88, 1101CM Amsterdam, the Netherlands. The principal business of IMTIS is to acquire, hold, control and administer shares in IMTIS Holdings (and certain other companies from time to time), and other assets from time to time against the issuance of depositary receipts, in each case for the economic benefit of the depositary receipt holder(s).

During the past five years, IMTIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining IMTIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of IMTIS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with IMTIS	Citizenship	Principal Occupation / Business Address(es)

Nathan Scott Fine Director	USA
CEO and Director of Cyclo Therapeutics, Inc., 6714 NW 16th Street, Gainesville, Florida 32653, USA.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Name and Present Position with IMTIS	Citizenship	Principal Occupation / Business Address(es)

Carla Cico Director	Italy
Founder and Managing Director of Arneb Partners S.r.l., Via Quintino Sella, 4, Milano 20121, Italy.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Sally Pryce Director	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of IMTIS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

L1T UB Holdings S.à r.l.

L1T UB Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T UB Holdings is to function as a holding company.

During the past five years, L1T UB Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1T UB Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1T UB Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with L1T UB Holdings	Citizenship	Principal Occupation / Business Address(es)

Maxime Nino Manager	Belgium
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Tanel Saari Manager	Estonia
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Compliance Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Compliance Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A

Name and Present Position with L1T UB Holdings	Citizenship	Principal Occupation / Business Address(es)

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of L1T UB Holdings’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Alfa Telecom Turkey Limited

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company.

During the past five years, Alfa Telecom Turkey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alfa Telecom Turkey future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Alfa Telecom Turkey and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with Alfa Telecom Turkey	Citizenship	Principal Occupation / Business Address(es)

Neil Toyer Director	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Maxime Nino Director	Belgium
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of Alfa Telecom Turkey’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Cyprus

ATTL Cyprus is a Cyprus company, with its principal address at 313, 28th October Avenue, 3105 Limassol, Cyprus. The principal business of ATTL Cyprus is to function as a holding company.

During the past five years, ATTL Cyprus has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Cyprus from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Cyprus and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with ATTL Cyprus	Citizenship	Principal Occupation / Business Address(es)

Simon Roache Director	UK
Director of LTS Advisory Limited, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Director of LTS Corporate Partner UK Limited, 4th Floor Reading Bridge House, George Street, Reading RG1 8LS, UK.

Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus.

LLP Designated Member of L1 Energy (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

LLP Designated Member of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Neil Toyer Director	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Name and Present Position with ATTL Cyprus	Citizenship	Principal Occupation / Business Address(es)

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Pavlos Aristodemou Director	Cyprus
Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of Letterone Finance (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1 PPE Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1R HB Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1TS (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Founding Partner of Aristodemou Loizides Yiolitis LLC, 313, 28th October Avenue, 3105 Limassol, Cyprus

Primarius Management Limited Director	Cyprus
Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of Letterone Finance (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1 PPE Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1R HB Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1TS (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

To the best of ATTL Cyprus’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings S.à r.l.

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company.

During the past five years, ATTL Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)

Maxime Nino Manager	Belgium
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Neil Toyer Manager	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of ATTL Holdings’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings UK Limited

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company.

During the past five years, ATTL UK has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL UK future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL UK and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with ATTL UK	Citizenship	Principal Occupation / Business Address(es)

Sally Pryce Director	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.Ş., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 19 rue de Bitbourg, L-1273, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Christopher Powell Director	UK
Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

To the best of ATTL UK’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Core Investments S.à r.l.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company.

During the past five years, LCIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LCIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LCIS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)

Jonathan Muir Manager	UK
Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Member of the Board of Directors, L1R HB Holdings Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Vitalij Farafonov Manager	UK
Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Mikhail Fridman Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)

Member of the Supervisory Board of VEON Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam,
The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

German Khan Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of Wintershall DEAGmbH, Überseering 40, 22297 Hamburg, Germany.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078,
Russian Federation.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, Moscow 115162, Russian Federation.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrey Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078,
Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Member of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001, Russian Federation.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Lord Davies of Abersoch Class I Director	UK
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Chairman of Cydar Limited, Bulbeck Mill, Mill Lane, Barrington, Cambs, CB22 7QY, UK.

Chairman of Byhiras, 23 Austin Friars, London, EC2N 2QP, UK.

Member of the Board of Directors of Talentbanq Limited, Suite D, 8 The Causeway, Teddington, TW11 0HE, UK.

Chairman of Double Dutch Ltd, 22-25 Portman Close, London W1H 6HS, UK.

Non-executive Director and Chairman, Intermediate Capital Group plc (ICG), Juxon House, 100 St Paul's Churchyard, London EC4M 8BU, UK.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of Artfarm Group Limited, Stockwell House, 13 High Street, Bruton, Somerset, United Kingdom, BA10 0AB

Wulf von Schimmelmann Class I Director	Germany
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors, L1R HB Holdings Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Member of the Supervisory Board, Maxingvest AG, Hamburg, Germany, Alter Waldram 17/18, 20457 Hamburg, Germany.

Member of the Board of Directors, Thomson Reuters, Toronto, Canada, 65 Queen Street West, Toronto, Ontario M5H 2M8, Canada.

To the best of LCIS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Mikhail Fridman Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of VEON Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

German Khan Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of Wintershall DEAGmbH, Überseering 40, 22297 Hamburg, Germany.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, Moscow 115162, Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrey Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Member of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001, Russian Federation.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Jonathan Muir Class I Director	UK
Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Member of the Board of Directors, L1R HB Holdings Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Lord Davies of Abersoch Class I Director	UK
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Chairman of Cydar Limited, Bulbeck Mill, Mill Lane, Barrington, Cambs, CB22 7QY, UK.

Chairman of Byhiras, 23 Austin Friars, London, EC2N 2QP, UK.

Member of the Board of Directors of Talentbanq Limited, Suite D, 8 The Causeway, Teddington, TW11 0HE, UK.

Chairman of Double Dutch Ltd, 22-25 Portman Close, London W1H 6HS, UK.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of Artfarm Group Limited, Stockwell House, 13 High Street, Bruton, Somerset, United Kingdom, BA10 0AB.

Non-executive Director and Chairman, Intermediate Capital Group plc (ICG), Juxon House, 100 St Paul's Churchyard, London EC4M 8BU, UK.

Vitalij Farafonov Class I Director	UK
Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Wulf von Schimmelmann Class I Director	Germany
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors, L1R HB Holdings Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Member of the Supervisory Board, Maxingvest AG, Hamburg, Germany, Alter Waldram 17/18, 20457 Hamburg, Germany.

Member of the Board of Directors, Thomson Reuters, Toronto, Canada, 65 Queen Street West, Toronto, Ontario M5H 2M8, Canada.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Richard Burt Class I Director	USA
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Deutsche Bank’s Germany Funds closed-end fund group: The New Germany Fund, Inc. , Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, NY 10154, USA.

Director of UBS family of mutual funds: UBS Global Asset Management (US) Inc., 51 West 52nd Street New York, New York  10019-6114, USA.

To the best of LIHS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.